FORM 51-102F3 - MATERIAL CHANGE REPORT

1.	Name and Address of Company

Banro Corporation
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario
M5X 1E3

2.	Date of Material Change

February 16, 2016 and February 26, 2016.

3.	News Release

The news releases (the "News Releases") attached hereto as Schedule "A" and Schedule "B" were issued through Marketwired on February 16, 2016 and February 26, 2016, respectively.

4.	Summary of Material Change

See the attached News Releases, which News Releases are incorporated herein.

5.	Full Description of Material Change

5.1	Full Description of Material Change

See the attached News Releases, which News Releases are incorporated herein.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Geoffrey Farr (Vice President, General Counsel and Corporate Secretary) - (416) 366-2221.

9.	Date of Report

February 26, 2016.

Schedule "A"

PRESS RELEASE

Banro Closes US$67.5 Million Stream Financing

Toronto, Canada – February 16, 2016 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") announces that, further to its December 31, 2015 press release, it has closed US$67.5 million of its previously announced financing (the “Financing”), representing the gold streaming transaction relating to the Twangiza mine (the “Twangiza Transaction”) with RFW Banro Investments Limited (“RFWB”), a subsidiary of the Baiyin Stream Partnership I, LP, a mining investment fund managed by Resources FinanceWorks Limited. The Partnership is led by the Baiyin Nonferrous Group Co., Ltd., a strategic Chinese mining group based in Gansu, China.

The balance of the Financing previously announced, comprising a US$22.5 million term loan to be funded by RFWB and investment funds managed by Gramercy Funds Management LLC (“Gramercy”) and an US$8.75 million equity private placement to RFWB, is expected to close before the end of February 2016. The purchase by RFWB from Gramercy of US$40 million of the outstanding Banro senior secured notes issued by Banro on March 2, 2012 (the “Senior Notes”) and US$20 million of the outstanding preferred shares issued by subsidiaries of Banro on February 28, 2014, is also expected to close concurrently with the closing of the said term loan and equity private placement transactions.

The Twangiza Transaction provides for the payment by the purchaser of a deposit in the amount of US$67.5 million and the delivery to the purchaser over time of a certain percentage (the “Entitlement Percentage”) of the life-of-mine gold production (effective January 1, 2016) from the Twangiza mine, or any other projects located within 20 kilometres from the current Twangiza gold mine, based on the gold price at the time of delivery. The Entitlement Percentage is 11% based on a gold price between US$1,150 and US$1,500 per ounce, 12.5% based on a gold price of less than US$1,150 per ounce, and 9.5% based on a gold price greater than US$1,500 per ounce. When total gold production from the Twangiza mine has reached 1.14 million ounces from the commencement of the stream, the Entitlement Percentages above will be reduced by 50%. The ongoing payments by the purchaser to Twangiza upon delivery of the gold are US$150 per ounce. At any time after the third anniversary of the closing of the Twangiza Transaction, Twangiza may, at its discretion, terminate the stream by paying to the purchaser in cash a buyback price equal to an amount which would result in the purchaser achieving an implied internal rate of return of 17.5% on the cash flows arising from the stream during the period from the closing of the Twangiza Transaction to the date that is 12 months following the date of payment of the buyback price.

Holders of more than 50% of the Banro Senior Notes have provided the required consent to the amendments of the Company’s Note Indenture and related Collateral Trust Agreement in order to secure the gold delivery obligations under the Twangiza Transaction by way of a “Parity Lien” within the meaning of the Note Indenture. Banro has agreed to place approximately US$26.23 million of the proceeds from the Twangiza Transaction in escrow with the trustee for the Senior Notes to satisfy the remaining three interest payments under the Senior Notes through the maturity date of March 1, 2017.

A-2

The use of proceeds from the Twangiza Transaction include:

-	Defeasement of the remaining three interest payments under the Senior Notes (such payments totaling approximately US$26.23 million).
-	Repayment of a DRC bank loan facility nearing maturity and certain major project suppliers.
-	Certain capital expenditures at the Twangiza mine to expand crushing capacity.
-	General corporate and working capital purposes.

Copies of amending agreements to the original main agreements for the Financing transactions (comprising the equity private placement, the term loan and the Twangiza Transaction) will be filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, "U.S. persons," as such term is defined in Regulation S under the U.S. Securities Act, unless an exemption from such registration is available.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and the ramp-up to full production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). All business activities are followed in a socially and environmentally responsible manner.

Resource FinanceWorks Limited is the general partner for the Baiyin Stream Partnership I, LP, an offshore mining investment fund sponsored and funded by the Baiyin Nonferrous Group Co., Ltd. Baiyin’s business is in resource development, extraction and refining, and has investments in the People’s Republic of China, South Africa and Peru. As at the end of 2014, Baiyin had total and net assets of approximately US$5.4 billion and US$2 billion, respectively, generating revenues of US$7.2 billion. The purchaser, RFW Banro Investments Limited, is a special purpose vehicle and a wholly-owned subsidiary of the Baiyin Stream Partnership I, LP.

Gramercy Funds Management LLC is a US$6 billion dedicated emerging markets investment manager based in Greenwich, CT with offices in London, Hong Kong, Singapore, Mexico City, and Buenos Aires. The firm, founded in 1998, seeks to generate superior risk-adjusted returns through a comprehensive approach to emerging markets supported by a transparent and robust institutional platform. Gramercy invests through both alternative and long-only strategies across all asset classes (sovereign USD and local currency debt, investment grade and high yield corporate debt, distressed debt, equity, private equity and special situations). www.gramercy.com.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future gold production and costs, potential mineral resources and reserves, the closing of the term loan and equity private placement transactions reported in this press release and the anticipated effect of the said financing transactions, together with the Twangiza Transaction, on the Company’s operations and financial condition) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: failure to complete the said term loan and equity private placement transactions; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 6, 2015 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

A-3

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com

Schedule "B"

PRESS RELEASE

Banro Closes Balance of US$98.75 Million Financing

Toronto, Canada – February 26, 2016 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") announces that, further to its February 16, 2016 press release, it has closed the remaining US$31.25 million of its previously announced financing (the “Financing”), comprising a US$22.5 million term loan funded by RFW Banro Investments Limited (“RFWB”), a subsidiary of the Baiyin Stream Partnership I, LP, (a mining investment fund managed by Resources FinanceWorks Limited), and investment funds managed by Gramercy Funds Management LLC (“Gramercy”) and an US$8.75 million equity private placement to RFWB. The Baiyin Stream Partnership I, LP is led by Baiyin Nonferrous Group Co., Ltd., a strategic Chinese mining group based in Gansu, China.

The purchase by RFWB from Gramercy of US$40 million of the outstanding Banro senior secured notes issued by Banro on March 2, 2012 and US$20 million of the outstanding preferred shares issued by subsidiaries of Banro on February 28, 2014, closed concurrently with the transactions set out above.

The term loan facility represents a loan of US$22.5 million with an initial maturity date of November 30, 2016, but which may be extended until November 30, 2020 provided certain financial tests are met. The facility bears interest at a rate of 8.5% per annum for the first two years of the term and then at a rate of the 3 month LIBOR rate plus 8.0% for the last two years of the term, with the interest payable quarterly and the principal repayable in full at the end of the term of the facility. The loan may be prepaid at any time without penalty. At any time following the second anniversary of the loan, the lenders may require repayment. Banro has issued to the lenders a total of 10 million common share purchase warrants (“Warrants”) of Banro (5 million Warrants each to RFWB and to Gramercy in proportion to their advance of the term loan), with each such Warrant entitling the holder to purchase one common share of Banro at a price of US$0.2275 for a period of three years.

Under the private placement transaction, Banro issued 50,000,000 common shares and 2.5 million Warrants to RFWB, for total gross proceeds to the Company of US$8.75 million. These Warrants have the same terms as the Warrants issued under the term loan transaction as set forth above. RFWB holds approximately 16.6% of the outstanding common shares of Banro following completion of this private placement. For so long as RFWB holds at least 10% of the outstanding common shares of Banro, RFWB has the right to nominate one person for election to the Banro board of directors at the annual shareholders meeting.

The use of proceeds from the term loan facility and private placement transaction include repayment of the Twangiza gold forward sale agreements Tranche 1 and Tranche 2.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws and may not be offered or sold within the United States or to, or for the account or benefit of, "U.S. persons," as such term is defined in Regulation S under the U.S. Securities Act, unless an exemption from such registration is available.

B-2

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and the ramp-up to full production at its second gold mine at Namoya, where commercial production was declared effective January 1, 2016. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). All business activities are followed in a socially and environmentally responsible manner.

Resource FinanceWorks Limited is the general partner for the Baiyin Stream Partnership I, LP, an offshore mining investment fund sponsored and funded by the Baiyin Nonferrous Group Co., Ltd. Baiyin’s business is in resource development, extraction and refining, and has investments in the People’s Republic of China, South Africa and Peru. As at the end of 2014, Baiyin had total and net assets of approximately US$5.4 billion and US$2 billion, respectively, generating revenues of US$7.2 billion. The purchaser, RFW Banro Investments Limited, is a special purpose vehicle and a wholly-owned subsidiary of the Baiyin Stream Partnership I, LP.

Gramercy Funds Management LLC is a US$6 billion dedicated emerging markets investment manager based in Greenwich, CT with offices in London, Hong Kong, Singapore, Mexico City, and Buenos Aires. The firm, founded in 1998, seeks to generate superior risk-adjusted returns through a comprehensive approach to emerging markets supported by a transparent and robust institutional platform. Gramercy invests through both alternative and long-only strategies across all asset classes (sovereign USD and local currency debt, investment grade and high yield corporate debt, distressed debt, equity, private equity and special situations). www.gramercy.com.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the anticipated effect of the Financing transactions on the Company’s operations and financial condition) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 6, 2015 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

B-3

For further information, please visit our website at www.banro.com, or contact:
Martin Jones
+1 (416) 366-2221, Ext. 3213
+1-800-714-7938, Ext. 3213
info@banro.com